Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northfield Bancorp, Inc. and subsidiaries:

We consent to the use of our reports dated March 2, 2020, with respect to (i) the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and (ii) the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Northfield Bancorp, Inc. incorporated by reference in the Registration Statement on Form S-4 and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG  LLP

Short Hills, New Jersey
March 16, 2020